April 19, 2013

Cynthia M. Krus, Esq.
Sutherland Asbill & Brennan, LLP
1275 Pennsylvania Avenue, NW
Washington, DC 20004

Re: Hercules Technology Growth Capital Inc.
        File Nos. 333-187447 and 814-00702

Dear Ms. Krus:

        We have reviewed the registration statement on Form N-2 for Hercules Technology Growth Capital Inc. ("Fund"), registering its common stock, preferred stock, warrants, rights and debt securities, filed with the Commission on March 22, 2013. Based on our review of the filing, we have the following comments. Comments we give in one section apply to other sections in the filing that contain the same or similar disclosure. The captions we use below correspond to the captions the Fund uses in the registration statement. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

Prospectus

General

1.   Please state in your response letter whether FINRA has reviewed and approved the proposed terms, compensation, and other considerations of the underwriting arrangements contained in the registration statement.

Cover

2.   Please explain to us how the Fund is eligible to make a shelf offering pursuant to Rule 415 under the Securities Act of 1933.

Summary (p.1)

Our Company (p. 1)

3.   Disclosure in the last sentence of the first full paragraph on page 2 indicates that the Fund will invest "80% of the value of our assets in such businesses." Please revise the disclosure to indicate that the Fund will invest either "80% of total assets" or "80% of net assets plus borrowings" *See* Rule 35d-1 under the Investment Company Act of 1940 (the "1940 Act"). Please make similar disclosure found elsewhere in the registration statement consistent with this disclosure.

4.   Please include in this section an organizational chart depicting the Fund's relationship to and ownership interest in the subsidiary entities identified in the prospectus.

Our Business Strategy (p. 4)

Mitigate risk of Principal Loss and Build a Portfolio of Equity-Related Securities (p. 4)

5.   Please include a parenthetical explanation of what is meant by the term "*relatively short maturities.*"

Use of Proceeds (p. 5)

6.   If a material part of the proceeds will be used to discharge indebtedness, please state the interest rate and maturity of the indebtedness. *See* Instruction 2 to Item 7.1 of Form N-2.

7.   Disclosure elsewhere in the prospectus indicates the Fund may take as long as two years to invest the proceeds of the shelf offerings. Please explain the reasons for and consequences of the delay. *See* Guide 1 and Item 7.2 of Form N-2.

Fees and Expenses (p. 7)

8.   Disclosure in this section states that "some of the percentages indicated in the table below are estimates." Other than "Operating Expenses", explain to us how estimates are consistent with the requirements of Item 3 of Form N-2?

9.   With respect to footnote 5 to the fee table, please explain to us how you determine whether there is an income tax expense (benefit) when calculating operating expenses. Also, please explain to us the basis for including disclosure of a "benefit" in the fee table.

Risk Factors (p. 11)

We are subject to certain risks as a result of our interests in connection with the Debt Securitization and our equity interest in the Securitization Issuer (p. 14)

11.   Please confirm to us that all leverage of the Securitization Issuer is counted as leverage of the Fund when determining the Fund's asset coverage.

To the Extent original issue discount and paid-in-kind interest constitute a portion of our income . . . (p. 19)

12.   Please disclose that OID accruals may create uncertainty about the source of Fund distributions to shareholders (*i.e*., any cash distributions might come from offering proceeds); the deferral of PIK interest has the simultaneous effects of increasing assets under management and increasing the base management fee and incentive fee at a compounding rate; the deferral of PIK interest also reduces the loans' loan to value at a compounding rate; and OID creates the risk of non-refundable cash payments to the adviser based on accruals that may never be realized.

Investing in shares of our common stock may involve an above average degree of risk (p. 40)

13.   As investing in the Fund does involve an above average degree of risk, please delete "may" from the heading of this section and the first sentence of the accompanying paragraph.

We may allocate the net proceeds from an offering in ways with which you may not agree (p. 42)

14.   Please describe specifically how offering proceeds may be used. For example, may they be used to pay borrowings or distributions?

Our stockholders may experience dilution upon the conversion of the Convertible Notes (p. 44)

15.   Please replace "may" with "will" in the penultimate sentence of this paragraph to more accurately describe the dilution that shareholders will incur upon conversion of the Convertible Notes.

Management's Discussion and Analysis of Financial Condition and Results of Operations (p. 53)

Contractual Obligations (p. 69)

16.   Note 2 to the table in this section references a "Note 4," yet note 4 to the table appears unrelated to note 2. Please clarify.

Critical Accounting Policies (p. 80)

17.   Given the high amount of Level 3 assets in the Fund's portfolio, has the Board engaged an independent valuation firm over the past year? If it has, how often did it do so, and how many of the Fund's investments did this firm value? Did the Board always agree with those values? If not, why not?

Management (p. 127)

Compensation of Directors (p. 131)

18.   Please update all fiscal year-end 2011 data to fiscal year-end 2012.

Regulation (p. 174)

New BDC Legislation (p. 178)

19.   Please change this heading to "Proposed New BDC Legislation", as the legislation has not been enacted.

Financial Statements (F-1)

Consolidated Statement of Assets and Liabilities (p. F-3)

20.   Please explain here the purpose of the Fund's consolidated variable interest entity ("VIE"). Does the Fund have just one VIE? Why does the Fund make investments through a VIE, rather than directly? Please confirm that the leverage of the VIE is counted as leverage of the fund for asset coverage purposes? Is the VIE treated as an eligible portfolio company of the Fund? If yes, on what basis?

21.   We note that over a third of the Fund's holdings on its schedule of investments are valued at cost. Please explain to us why the Fund holds these investments at cost and how this is consistent with fair value as defined in Accounting Standards Codification 820.

22.   Does the Fund's auditor verify all of the securities owned by the Fund? If not, why not? We note that the Division of Investment Management's Office of the Chief Accountant recently stated that it is a best practice for a BDC auditor to verify all of the securities owned by the BDC. *See* http://www.sec.gov/divisions/investment/issuese-of-interest.shtml.

23.   A note to the Fund's financial statements states that "In the normal course of business, we are party to financial instruments with off-balance sheet risk. These consist primarily of unfunded commitments to extend credit, in the form of loans, to our portfolio companies. Unfunded commitments to provide funds to portfolio companies are not reflected on our balance sheet. Our unfunded commitments may be significant from time to time. As of December 31, 2012, we had unfunded commitments of approximately $61.9 million." At what point are the unfunded commitments reflected on the Fund's balance sheet? Does the Fund hold reserves for these commitments?

24.   A note pertaining to the Citibank Credit facility states that "Citigroup is entitled to 10% of the realized gains on the warrants until the realized gains paid to Citigroup pursuant to the agreement equal $3,750,000 (the "Maximum Participation Limit"). The obligations under the warrant participation agreement continue even after the Citibank Credit Facility is terminated until the Maximum Participation Limit has been reached." Currently, the Fund accrues a liability for the current participation right in the unrealized gains on the related equity investment. Since the obligation is up to the Maximum Participation Limit, explain to us why the Fund should not be required to accrue a liability equal to that amount.

Statement of Additional Information

25.   Please undertake to file as an exhibit to the registration statement, prior to any takedown of the shelf offering, an unqualified opinion of counsel as to the legality of the takedown.

General

        We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments. Please note that comments we give in one section apply to other sections in the filing that contain the same or similar disclosure.

Please advise us if you have submitted or expect to submit any additional exemptive applications or no-action requests in connection with the registration statement.

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in your response letter and briefly state the basis for your position.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

Any questions you may have regarding the filing or this letter should be directed to me at 202.551.6965.

Sincerely,

Vincent J. Di Stefano
Senior Counsel